SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 24, 2015

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press releases:

•	“Philips publishes Agenda for the 2015 Annual General Meeting of Shareholders”, dated February 24, 2015.

•	“Philips publishes 2014 Annual Report”, dated February 24, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of February 2015.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

February 24, 2015

Philips publishes Agenda for the 2015 Annual General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today published the agenda and the explanatory notes for the 2015 Annual General Meeting of Shareholders (AGM).

In view of the sharpening of Philips’ strategic focus announced on September 23, 2014, the voting items on the AGM agenda include the separation of the Lighting business from Royal Philips. It is the current intention to effectuate the separation of the Lighting business through an Initial Public Offering, but other options will continue to be reviewed. A shareholders circular with further information related to this agenda item will be published before March 26, 2015.

The agenda for the AGM also includes the proposal to re-appoint Frans van Houten, Ron Wirahadiraksa and Pieter Nota as the members of the Board of Management for a term of four years. The agenda also includes the proposal to re-appoint Jackson Tai, Heino von Prondzynski and Kees van Lede as members of the Supervisory Board. Additionally, the agenda contains the proposal to appoint Ernst & Young Accountants LLP as external auditor of Philips.

Click here to view the agenda and explanatory notes of the AGM as well as all other documents relating to the AGM.

Philips’ AGM will be held at the Beurs van Berlage in Amsterdam on May 7, 2015, and starts at 14:00 hours CET.

Additional information on the composition of the Supervisory Board and on Philips’ full-year results, which were first presented on January 27, 2015, is included in Philips’ 2014 Annual Report published today.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

February 24, 2015 Page: 2

Leandro Mazzoni

Philips Investor Relations

Phone: +31 20 5977055

Email: investor.relations@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 105,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

February 24, 2015 Page: 3

Press Information

February 24, 2015

Philips publishes 2014 Annual Report

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today published its 2014 Annual Report, and expects to file its 2014 Form 20-F with the US Securities and Exchange Commission later today (www.sec.gov).

Philips also published the agenda for the 2015 Annual General Meeting of Shareholders (AGM), which will take place on May 7, 2015 at the Beurs van Berlage in Amsterdam, beginning at 14:00 hours CET.

The 2014 Annual Report is available to shareholders and other interested parties via this internet link. The agenda for the AGM is available via this internet link.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

Leandro Mazzoni

Philips Investor Relations

Phone: +31 20 5977055

Email: investor.relations@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 105,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.